Exhibit 99.1

SIGMA LITHIUM ANNOUNCES SIGNIFICANT PROGRESS ON
CONSTRUCTION, COMPLETING 94% OF CONCRETE AND 76%
OF STEEL FOR GREENTECH PLANT, COMMISSIONING TO BE
INITIATING DECEMBER 2022

HIGHLIGHTS OF CONSTRUCTION ADVANCEMENT DURING THIRD QUARTER

•	Sigma Lithium construction activities advanced significantly on multiple fronts during the third quarter of 2022. Construction progress movie can be viewed here.

•	Sigma Lithium remains on track to initiate commissioning of the crushing plant by year end, planning to commence commercial production in April 2023:
o	Expected to generate significant free cash flows in the second quarter of 2023, as one of the lowest cost producers of battery grade lithium concentrate.
o	Further benefits from extremely robust current lithium pricing environment throughout 2023.
▪	Most recent BMX auction achieved US$8,575 per tonne of 6.0% lithium concentrate, equivalent to US$7,805 per tonne of 5.5% lithium concentrate on November 16.

•	Mining activities are ongoing, with the opening of the Phase 1 mine:
o	Completed ‘pre-stripping’ of the mine.
o	Ongoing preparation for operational readiness and initiation of spodumene ore mining this month.

•	The Company has practically completed all civil construction of the Greentech Plant.
o	Finalized over 99% of concrete works for the crushing module and 94% for the dense media separation (“DMS”) module of the Greentech Plant.
o	Finalized 98% of steel rebars for the Greentech Plant.

•	The Company achieved significant progress on each area of mechanical assembly of the Greentech Plant.
o	Completed to 76% the assembly of the steel structure for the crushing module.
o	Advanced significantly to 75% the assembly of the platework for the crushing module.
o	Advanced significantly to 75% the assembly of the conveyor belt of the crushing module, while advancing as scheduled to 15% the assembly of the conveyor belt linking the crushing module to the DMS module.

•	The Company also made significant progress on the electrical sub-station, achieving 50% completion.

•	The construction of the piping system to bring the water from the Rio Jequitinhonha is also significantly advanced as follows:

o	97% of pipe distribution completed.
o	75% of welding completed.
o	58% of pipe excavation completed.

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•	A core element of the environmental sustainability of the Company is its conservation of drinking water for its communities.

o	As such, the Greentech Plant utilizes the “raw sewage grade water” from Rio Jequitinhonha piped from 5km.
o	The Company also utilizes this “raw sewage grade water” in its current construction activities.
o	The Inbound water for the Greentech Plant will be cleaned by a sewage treatment station to make the “raw sewage grade water” suitable for industrial utilization

•	Increased workforce on site to 750 professionals, as construction significantly accelerated, entering the ramp up stage with concurrent areas in execution:

o	Workforce expected to further increase to >1,000 as activity continues to accelerate during the balance of 2022.
o	Approximately 50% of the workforce will continue to be from the region, as part of the homecoming program.

AT COP-27, SIGMA LITHIUM STRENGTHENED ITS LEADERSHIP IN ENVIRONMENTAL & SOCIAL SUSTAINABILITY IN THE CRITICAL MINERALS SUPPLY CHAIN

•	Sigma Lithium actively participated with its entire ESG leadership team at COP-27 in Egypt. The team collectively participated in over 26 events, panels and workshops.

o	Ana Cabral-Gardner, Sigma Lithium’s co-CEO was invited by UN-DESA to host at the SDG Pavilion at COP27 a workshop where it presented a framework to apply UN-SDGs to mining projects globally, in order to measure sustainability and overall economic and social impact.
▪	The workshop applied Sigma Lithium’s ESG framework to demonstrate how SDGs were utilized to assess the effectiveness of the deployment of equity "impact investment” and debt funding.

o	Ana Cabral-Gardner made the keynote presentation on “circular economy” at COP Investments (hosted by the world climate fund), presenting the Sigma Lithium strategy to become the first “ZERO TAILINGS” lithium producer by upcycling 100% its “hazardous chemicals free” tailings from the Greentech Plant

o	She also participated at the prestigious “Acceleration to Net Zero Series” of McKinsey & Co at COP-27 with leading sustainability professionals across fields

•	Sigma Lithium has continued to contribute significantly to the climate dialogue both in Brazil and globally:
o	Sigma Lithium’s co-CEO, Ana Cabral Gardner was part of the host leadership of the Climate Summit at Columbia University;
o	Sigma Lithium participated at the United Nations High Level Energy Dialogue submitting an “SDG7 energy compact”; and
o	Sigma Lithium participated at the Future Investment Initiative both in Riyadh and in New York

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CORPORATE UPDATES

•	Sigma Lithium ended the third quarter with C$85 million in cash & cash equivalents as of September 30, 2022. The current cash position as of November 18, 2022 is C$58 million.

•	As result of the extremely robust current lithium pricing environment Sigma Lithium decided to preserve maximum commercial flexibility for the commercialization of its Battery Grade Sustainable Lithium.
o	Therefore, obligations under the heads of agreements entered into with Mitsui in March 2019 (the “Mitsui HOA”) were terminated, and the Company decided to repay C$4.0 million drawn under the Mitsui HOA.

•	Board of Directors and management team further strengthened with the appointment of Dana M. Perlman as an independent director and the appointment of Brian Talbot as Chief Operating Officer.

INVESTOR VIDEO CONFERENCE CALL

November 21, 2022 at 10:00 AM (ET)

Registration Link for Zoom video call below:

https://us06web.zoom.us/j/81639641671

Zoom Meeting ID: 816 3964 1671

VANCOUVER, CANADA -- (November 18, 2022) - SIGMA Lithium Corporation ("Sigma Lithium" or the "Company") (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, is pleased to provide an update on the construction activity at its wholly owned Grota do Cirilo project (the “Project” or “Grota do Cirilo”), with activity accelerating and the Company completing the run of mine wall and structural steel for all four areas of the crushing plant. The financial statements and management’s discussion and analysis (“MD&A”) for the three and nine-month periods ending September 30, 2022 are available on SEDAR (www.sedar.ca), EDGAR (www.sec.gov) and the Company’s corporate website.

“The operational team led by the co-CEO and the COO achieved exceptional construction progress this quarter, concluding several key milestones and remaining on track to initiate commissioning of the Greentech Plant by December 2022”, says Ana Cabral-Gardner, Co-CEO and Co-Chairperson of Sigma Lithium.

“Equipment deliveries are arriving at a substantial pace and activity further accelerates into Q4-2022. As our construction is taking place in Brazil and over 70% of the equipment is sourced in country and was secured with financial deposits at the commencement of construction as either long lead items or as medium lead items, Sigma Lithium was less affected by the equipment shortages and inflation and lack of qualified labor that have become common in the industry. We expect the number of workers at site to increase to over 1,000 this quarter, further accelerating construction speed and bringing significant economic opportunities to the Jequitinhonha Valley region where we operate.”

“Our operating team continues to work tirelessly to establish Sigma Lithium as one of the world’s largest lithium producers next year, benefiting from one of the most robust lithium markets of all time, enabling the Company to generate revenues by the second quarter of 2023, and enjoy substantial cash flows from operations on the same quarter. The Greentech Plant construction remains on track for commissioning to commence by the end of this year.”

Ana Cabral-Gardner, Co-CEO and Co-Chairperson of Sigma Lithium added, “Additionally, we remain focused on unlocking significant organic growth beyond Phase 1 production and expect to announce the results of our combined Phase 2 & 3 expansion in the coming months, which could potentially triple production by 2024, if warranted by a feasibility study.”

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Figure 1: General View of Greentech Plant Construction

CONSTRUCTION UPDATE

Sigma Lithium continues to rapidly advance construction of the Greentech Plant, achieving the highest monthly progress to date in September and reaching the following significant milestones:

•	Construction of the run of mine wall and structural steel for all four areas of the crushing plant completed (total construction of the crushing and run of mine pad areas expected to be completed in early to mid-November);
•	99% and 94% of the concrete works completed for the crushing and dense media separation areas, respectively;
•	76% of the steel structure assembly for the crushing area completed, with assembly work expected to be rapidly advanced in November at the dense media separation plant area;
o	Assembly is planned to continues to advance in November at the DMS plant area;
•	99% of the detailed engineering for the Greentech Plant construction completed; and
•	Phase 1 North Pit opened, as Sigma Lithium completes pit pre-stripping and prepares for operational readiness.

Significant progress in electromechanical assembly and civil construction was made during September, as shown in Figure 2 below. Additionally, Sigma Lithium continues to pre-assemble prefabricated Greentech Plant parts as they arrive at site in order to increase the efficiency of construction and assembly.

Detailed engineering work for the Greentech Plant build continues to be concurrently advanced by Primero Group Ltd and Promon Engenharia Ltda, providing Sigma Lithium with strong confidence related to timing and capital expenditures remaining for construction completion.

Refer to Table 1 for an overview of the significant progress completed broken down by area and Table 2 for a summary of detailed engineering completion levels.

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Table 1: Greentech Plant Construction Progress Broken Down by Area

	Category	Specific Area	Progress
Civil	Concrete Works	Dry Plant (Crusher)	99%
		DMS Plant	94%
		Electrical Substation	50%
	Steel Reinforcement	Dry Plant (Crusher)	98%
		DMS Plant	98%
Mechanical	Steel Structure Assembly	Dry Plant (Crusher)	76%
		DMS Plant	9%
	Platework Assembly	Dry Plant (Crusher)	75%
	Conveyor Assembly	Dry Plant (Crusher)	75%
		DMS Plant	15%
	Equipment Assembly	Dry Plant (Crusher)	52%
	Water Intake (Pipe) Construction	General Infrastructure	53%

Table 2: Detailed Engineering Progress Summary

Discipline	Progress
Structural	100%
Concrete	100%
Mechanical	100%
Platework	100%
Procurement	100%
Safety	100%
Planning	100%
Process Design	100%
Piping	100%
Civil	100%
Controls	99%
General Engineering	98%
Electrical & Instruments	98%
Total	99%

Additionally, Sigma Lithium completed pre-stripping of the Phase 1 North Pit in October (progress to date shown in Figure 3 below). Pre-stripping will commence for the Phase 1 South Pit now that the Company has exposed sufficient ore in the North Pit. The Phase 1 North Pit ore will be stockpiled until initial production, which is expected to start by the end of March 2023.

Going forward, as activity continues to accelerate, the operating team is focused on completing the following key workstreams:

•	Finalizing the construction of the crushing area and fast-tracking progress of the DMS concentration plant construction;
•	Installation of the equipment components of the Greentech Plant (crushing plant area, dense media separation plant);
•	Construction of the Company’s own high voltage substation on site; and
•	Electromechanical assembly of raw water supply piping and installation of equipment, including water tanks.

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Figure 2: Installation of Dry Plant (Crusher) Equipment

Figure 3: Phase 1 North Pit Mining Activities

Note: The Phase 1 North Pit is on the left and a waste pile is in the central area.

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SIGMA LITHIUM CLIMATE ACTION AND SOCIAL SUSTAINABILITY LEADERSHIP IN BATTERY MATERIALS

Sigma Lithium actively participated with its entire ESG leadership team at COP-27 in Egypt.

Ana Cabral-Gardner, Sigma Lithium’s co-CEO was invited by UN-DESA to host at the SDG Pavilion at COP-27 a workshop where it presented a framework to apply UN-SDGs to mining projects globally, in order to measure sustainability and overall economic and social impact.

•	The workshop applied Sigma Lithium’s ESG framework to demonstrate how SDGs were utilized to assess the effectiveness of the deployment of equity "impact investment” and debt funding.

The SDG Pavilion at COP-27 is hosted by the United Nations DESA (Department of Economic and Social Affairs) and provides a platform for all stakeholders to strengthen synergies between climate action and all the Sustainable Development Goals.

The Company repeated the initiative started at COP26 in Glasgow, and hosted at COP27 in its delegation two representatives of the towns in Vale do Jequitinhonha (Itinga and Aracuai) in order to share knowledge and experiences and jointly develop new regional economic development initiatives for 2023 with maximum impact to lift the community.

FINANCIAL UPDATE

Cash and Cash Equivalents

Sigma Lithium ended the third quarter with C$85.2 million in cash and cash equivalents as of September 30, 2022. During the quarter, the Company continued to focus spending on advancing the Greentech Plant construction and repaid the C$4.0 million deposit that Mitsui made under the Mitsui HOA, in order to preserve maximum commercial optionality for sales of the Project’s Battery Grade Sustainable Lithium.

Restatement of Prior 2022 Interim Financial Statements to Include of Stock-Based Compensation, in Prior Periods

The Company reports that as a result of a recalculation of the Company’s non-cash stock-based compensation (“SBC”) expenses, awarded during the periods (most of which were recently granted), under the Equity Incentive Plan of the Company (the “EIP”) it has restated its financial statements and MD&A for the three and six-month periods ended June 30, 2022 as well as the three-month period ended March 31, 2022. Such restatements became necessary as a result of the substantial increase in the share price of the Company during the periods, therefore increasing the materiality of the non-cash stock-based compensation during the periods.

The identification of the need for the restatement arose out of the Company’s normal quarterly close and review procedures for the quarter ended September 30, 2022.

Pursuant to these procedures, management of the Company, in consultation with the Company’s external auditors, assessed the Company's accounting policies, as well as the presentation and accounting for the non-cash stock-based compensation expenses incurred by the Company.

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The restatement has the following effects on the Company’s financial statements:

	Periods ending June 30, 2022			Period ending March 31, 2022
	As Previously Reported	Restatement Impacts	As Restated	As Previously Reported	Restatemen Impacts	As Restated
(in C$ million)
SBC for the 3-Month Period	($10.7)	($1.3)	($12.0)	($10.7)	($2.0)	($12.6)
Net Loss for the 3-Month Period	($20.2)	($1.3)	($21.5)	($10.2)	($2.0)	($12.2)
Loss Per Common Share for the 3-Month Period	($0.20)	($0.01)	($0.21)	($0.10	($0.02)	($0.12)
SBC for the 6-Month Period	($21.3)	($3.3)	($24.6)
Net Loss for the 6-Month Period	($30.4)	($3.3)	($33.7)
Loss Per Common Share for the 6-Month Period	($0.30)	($0.04)	($0.34)
Property, Plant & Equipment	$52.8	$1.4	$54.2
Other Liabilities	$0.01	$0.3	$0.4
Contributed Surplus	$48.1	$4.4	$52.5	$39.0	$2.0	$41.0
Accumulated Deficit	($97.5)	($3.3)	($100.8)	($77.3)	($2.0)	($79.3)

Note: For further details see Note 2 in the restated financial statements for the quarters ended June 30, 2022 and March 31, 2022.

Restricted Share Units Grant

Sigma Lithium is pleased to announce the granting of restricted share units (“RSUs”) to certain officers and directors pursuant to the EIP.

A total of 5,739,000 RSUs were granted as follows:

•	5,000,000 RSUs were granted to the senior management of the Company; and
•	739,000 RSUs were granted to the directors of the Company.

The grants of RSUs to senior management and the directors described above, while recently granted, were RSU entitlements included in agreements entered into previously, and which have been previously announced and reflected in previously filed MD&A and shareholder meeting materials.

The EIP was amended on May 31, 2022 to increase the maximum number of Common Shares that are issuable to participants and that may be subject to awards under the EIP from 13,393,499 to 18,120,878 (being 18% of the issued and outstanding Common Shares at the time of approval of the amended EIP), and certain other housekeeping amendments. The shareholders of the company approved such amendments to the EIP at the annual and special meeting of shareholders held on June 30, 2022.

QUALIFIED PERSONS

Mr. Wes Roberts, P.Eng., a member of the technical committee of the Company, is the “qualified person” under NI 43-101 who reviewed and approved the other technical information included in this news release.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a Canadian company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium is currently in construction at its wholly owned Grota do Cirilo Project in Brazil, which includes a state-of-the-art, green-tech processing plant that uses 100% renewable energy, 100% recycled water and 100% dry-stack tailings. The project also represents one of the largest and highest-grade hard rock lithium spodumene deposits in the Americas. Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain. For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (604) 706-1087
jamie.flegg@sigmaca.com

James Neal-Ellis, Manager, Corporate Development & Investor Relations
james.nealellis@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing of the commencement of Greentech Plant commissioning; timing related to other construction related initiatives at the Project; the general business and operational outlook of the Company; and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto); the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; the ability to obtain required financing on acceptable terms; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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